Exhibit 99.1
SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD
(Incorporated in the Republic of Singapore)
(Co. Reg. No.: 199503003D)
ANNOUNCEMENT
Singapore Technologies Semiconductors Pte Ltd (“STSPL”) refers to:
(a)	the Amendment No. 17 and 18 to the Schedule 13D filed by STSPL and Temasek Holdings (Private) Limited (“Temasek”) with the United States Securities and Exchange Commission on 16 October and 12 December 2007 (the “Schedule 13D Amendments”) relating to, inter alia, STSPL’s intention to cause STATS ChipPAC Ltd. (“STATS ChipPAC”) to voluntarily delist from the Nasdaq Select Global Market (“Nasdaq”) and the Official List of the Singapore Exchange Securities Trading Limited (“SGX-ST”) and to deregister under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) if STATS ChipPAC became eligible to do so; and

(b)	the press releases made by STATS ChipPAC dated 9 November 2007, 12 December 2007, 11 January 2008, 24 March 2008 and 22 May 2009 in connection with, inter alia, the voluntary delisting of STATS ChipPAC’s American Depository Shares (“ADS”) from Nasdaq, the termination of the registration of STATS ChipPAC’s ordinary shares under the Exchange Act and the termination of its Level 1 ADR Programme.
STATS ChipPAC’s ADS were delisted from Nasdaq with effect from 31 December 2008 and STATS ChipPAC announced on 22 May 2009, inter alia, that while its ordinary shares continued to be listed on the SGX-ST, it had deregistered and terminated its reporting obligations with respect to its ordinary shares under the Exchange Act.
On 31 May 2010 and further to the Schedule 13D Amendments, STSPL announced (the “31 May 2010 Update Announcement”) that it and Temasek were still considering seeking the voluntary delisting of the ordinary shares of STATS ChipPac from the Official List of the SGX-ST subject to compliance with applicable laws and listing requirements, and that STSPL would make an appropriate announcement in the event that a decision was reached.
Further to the 31 May 2010 Update Announcement, STSPL wishes to announce that it and Temasek have decided not to proceed with, and will not seek, a delisting of the STATS ChipPAC Shares from the SGX-ST at this time.
19 July 2010